BOKONI STRIKE ENDS

7 December, 2012. Atlatsa Resources Corporation (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) confirms that the unprotected industrial action at Bokoni Platinum Mines (“Bokoni” or “the Company”), which began on 1 October 2012, has come to an end, and 90% of its workforce has reported for work this morning. This follows the signing of an agreement between the Company and its employees.

According to this agreement, re-employed workers will receive a once-off payment of R2,000 and a R400 increase to their existing travel allowance. The existing wage agreement at Bokoni, due to expire in July 2013, remains in place with no further amendments.

All employees are attending a safe start up programme to ensure safe working conditions at the mine operations. Employee inductions and safety inspections are currently underway. Production at Bokoni is expected to resume on Monday, 10 December 2012.

Certain individuals, who engaged in criminal activity during the unprotected strike action, have been arrested and remain in police custody, faced with multiple criminal charges from the State.

The Company would like to express its gratitude to public officials, government agencies, community leaders, recognized labour unions as well as local businesses for their support in bringing the strike to an end.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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